SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 14, 2011
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Young Jin Kim
Name:	Young Jin Kim
Title:	Director

Results of the 29th Annual General Meeting of Shareholders

1. Approval of Financial Statements

(Unit: KRW Million, except for earnings per share)

The 29th Fiscal Year (Fiscal Year ended December 31, 2010)
- Total Assets	24,101,007	- Revenues	20,233,516
- Total liabilities	13,060,115	- Operating income	2,053,297
- Capital stock	1,564,499	- Net income	1,171,866
- Total Stockholders’ Equity	11,040,892	Basic earnings per share (KRW)	4,818
Audit Opinion		Unqualified

2. Approval of Dividends

Regular cash dividend per share (KRW)	2,410
Total cash dividends (KRW)	586,150,184,040
Dividend ratio to market value	[1]4.97%

3. Status of Directors (as of the date of appointment)

A. Approval of Appointment of Directors

•  Two (2) executive directors(Sang Hoon Lee, Hyun Myung Pyo)

•  Two (2) non-executive independent directors (Hyun Nak Lee, Byong Won Bahk)

(Both non-executive independent directors will serve as members of the Audit Committee)

[1]	The applied share price is the average of 1 week prior to the ex-dividend day.

B. Number of Outside Directors Following Appointment	Total number of directors	11
	Number of outside directors	8
	Percentage of outside directors (%)	72.7%

C. Number of Auditors Following Appointment	Standing auditors	—
	Non-standing auditor	—

D. Number of Members of Audit Committee Following Appointment	Number of members of Audit Committee who are outside directors	4
	Number of members of Audit Committee who are non-outside directors	0

4. Details of Other Resolutions

Agenda Item No. 1. Approval of Financial Statements: approved as originally proposed

Agenda Item No. 2. Amendment of Articles of Incorporation: approved as originally proposed

Agenda Item No. 3. Election of Directors: approved as originally proposed

Agenda Item No. 4. Election of member of Audit Committee : approved as originally proposed

Agenda Item No. 5. Approval of Limit on Remuneration of Directors : approved as originally proposed

Agenda Item No. 6. Amendment of Executives’ Severance Pay Regulations : approved as originally proposed

5. Date of Annual General Meeting of Shareholders	March 11, 2011

Details Relating to Elected Directors

Name	Date of Birth	Term	Whether Newly Elected	Prior Work Experience	Current Position	Education	Nationality

Sang Hoon Lee	January 24, 1955	1 year	Reelected

Executive Vice President, Research & Development Group, KT

Vice President, Telecommunication Networks Laboratory, KT

Managing Director, Network Architecture Research Division, Telecommunication Networks Laboratory, KT

					Head of Enterprise Customer Group (CIC President)	Ph.D. in electrical engineering from University of Pennsylvania, U.S.A.	Korea

Hyun Myung Pyo	October 21, 1958	1 year	Reelected	Head of Corporate Center, KT Head of WiBro Business Group, KT Head of Marketing Group, KTF	Head of Personal Customer Group (CIC President)	Ph.D. in electrical engineering from Korea University	Korea

Details Relating to Elected Independent and Outside Director:

Name	Date of Birth	Term	Whether Newly Elected	Prior Work Experience	Current Position	Education	Nationality

Hyun Nak Lee	November 4, 1941	3 years	Newly- elected	Outside Director of Samsung Securities Co. Ltd Executive Director, Chief Editor of Donga Ilbo Daily	President of Kyeonggi Ilbo Daily	Advanced Program in Journalism and Mass Communications, Korea University Department of Economics, Seoul National University(BA)	Korea

Byong Won Bahk	September 24, 1952	3 years	Newly- elected	Presidential Secretary of Economic Affairs (Vice-Minister) Executive member of Institute of International Finance(IIF)	Visiting Professor of Seoul National University	Department of Economics, Washington University (MA) Department of Law, Seoul National University (MA)	Korea

Details Relating to Elected Audit Committee Member:

Name	Date of Birth	Term	Whether Newly Elected	Whether Independent and Non-Executive Director	Prior Work Experience	Current Position	Education	Nationality

Hyun Nak Lee	November 4, 1941	3 years	Newly- elected	Non-Executive Independent Director Nominating Committee	Outside Director of Samsung Securities Co. Ltd Executive Director, Chief Editor of Donga Ilbo Daily	President of Kyeonggi Ilbo Daily	Advanced Program in Journalism and Mass Communications, Korea University Department of Economics, Seoul National University(BA)	Korea

Byong Won Bahk	September 24, 1952	3 years	Newly- elected	Non-Executive Independent Director Nominating Committee	Presidential Secretary of Economic Affairs (Vice-Minister) Executive member of Institute of International Finance(IIF)	Visiting Professor of Seoul National University	Department of Economics, Washington University (MA) Department of Law, Seoul National University (MA)	Korea